FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2008
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE
July 2, 2008
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX APPOINTS CHIEF FINANCIAL OFFICER
Vancouver, BC (July 2, 2008) - WEX Pharmaceuticals Inc. (“WEX” or the “Company”) (TSX: WXI) announced today the promotion of Mr. Kwong Choo to the position of Chief Financial Officer and Vice President, Finance and Administration effective July 1, 2008. He has served as Controller since January 2008. In his new role, Mr. Choo will provide leadership in the development and implementation of financial and operational strategies.
Mr. Choo has over 20 years of experience in finance and accounting, including 10 years as a Controller in Canada. He was previously the Group Controller at RCI Capital Group Inc. Mr. Choo earned a degree in management accounting from the Chartered Institute of Management Accountants, UK in 1990 and holds a CGA designation in Canada.
“We are very pleased to expand Mr. Choo’s responsibilities at WEX,” said Bin Huang, WEX’s President and CEO. “His expertise and leadership will be essential as we continue our development of Tectin and growth of the company.”
About Tectin
The active ingredient in Tectin is tetrodotoxin (TTX), a highly selective sodium channel blocker derived from the puffer fish. Sodium channels are found on nerves and are involved in transmission of nerve impulses. Tetrodotoxin targets a subset of sodium channels found on nerves which conduct pain impulses. There are changes to this subset of sodium channels in chronic pain conditions. Tetrodotoxin is extremely potent, and much lower dosages are needed to produce an analgesic effect than with other drugs.
WEX recently started a Phase III clinical trial of Tectin for the treatment of cancer pain. This clinical trial (TEC-006) is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of Tectin to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain.
Market Opportunity
At present, the management of severe cancer pain generally includes the use of morphine and other opiates. This can often result in undesirable side effects, and treatment with this type of medication is not always effective. Because currently available pain-relieving therapy is unsatisfactory for many patients, there is a need for new therapeutic approaches for the management of moderate or severe cancer pain.

In addition to the unmet medical need, the number of patients suffering from cancer continues to grow. In North America alone, based on estimates provided by the American Cancer Society and the Canadian Cancer Society, 1,604,820 were diagnosed with cancer in the United States and Canada in 2007. Between 75% and 90% of patients with metastatic or advanced stage cancer will experience significant cancer-induced pain. In hospitalized patients, 79% experience pain, with 46% experiencing severe pain despite analgesic therapy. Moreover, the actual treatment of cancer can cause pain, with chemotherapy-induced peripheral neuropathy occurring in about half of patients receiving some types of chemotherapy. The global market for pain therapeutics used in cancer patients was approximately US$15.2 billion in 2005 and this is expected to reach at least US$23 billion by 2010.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
FOR FURTHER INFORMATION PLEASE CONTACT:
WEX Pharmaceuticals Inc.
Dr. Bin Huang
President & CEO
(604) 683-8880 or Toll Free: 1-800-722-7549
Website: www.wexpharma.com

July 16, 2008
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Toronto Stock Exchange
Dear Sirs:
RE:     WEX PHARMACEUTICALS INC.
Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	September 24, 2008

RECORD DATE FOR NOTICE:	August 11, 2008

RECORD DATE FOR VOTING:	August 11, 2008

BENEFICIAL OWNERSHIP DETERMINATION DATE:	August 11, 2008

SECURITIES ENTITLED TO NOTICE:	Restricted Voting Shares

SECURITIES ENTITLED TO VOTE:	Restricted Voting Shares
Yours very truly,
CIBC MELLON TRUST COMPANY
Gilda Brombal
Client Services
320 Bay Street, P.O. Box 1 • Toronto, ON M5H 4A6 • Tel 416.643.5000 • www.cibcmellon.com
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE
July 25, 2008
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX ANNOUNCES PRESENTATION AT SCIENTIFIC CONFERENCE
Vancouver, BC (July 25, 2008) - WEX Pharmaceuticals Inc. (“WEX” or the “Company”) (TSX: WXI) announced today that Dr. Neil Hagen, the lead investigator for WEX’s Phase III clinical trial of TTX, will make a presentation titled “Tetrodotoxin (TTX): From Poison to Medicine” at the IXth World Conference on Clinical Pharmacology and Therapeutics in Québec City, Québec on July 28. For more information, please see www.cpt2008.com.
About TTX
Tetrodotoxin (TTX), a highly selective sodium channel blocker derived from the puffer fish. Sodium channels are found on nerves and are involved in transmission of nerve impulses. Tetrodotoxin targets a subset of sodium channels found on nerves which conduct pain impulses. There are changes to this subset of sodium channels in chronic pain conditions. Tetrodotoxin is extremely potent, and much lower dosages are needed to produce an analgesic effect than with other drugs.
WEX recently started a Phase III clinical trial of TTX for the treatment of cancer pain. This clinical trial (TEC-006) is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of TTX to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain.
Market Opportunity
At present, the management of severe cancer pain generally includes the use of morphine and other opiates. This can often result in undesirable side effects, and treatment with this type of medication is not always effective. Because currently available pain-relieving therapy is unsatisfactory for many patients, there is a need for new therapeutic approaches for the management of moderate or severe cancer pain.
In addition to the unmet medical need, the number of patients suffering from cancer continues to grow. In North America alone, based on estimates provided by the American Cancer Society and the Canadian Cancer Society, 1,604,820 were diagnosed with cancer in the United States and Canada in 2007. Between 75% and 90% of patients with metastatic or advanced stage cancer will experience significant cancer-induced pain. In hospitalized patients, 79% experience pain, with 46% experiencing severe pain despite analgesic therapy. Moreover, the actual treatment of cancer can cause pain, with chemotherapy-induced peripheral neuropathy occurring in about half of patients receiving some types of chemotherapy. The global market for pain therapeutics used in cancer patients was approximately US$15.2 billion in 2005 and this is expected to reach at least US$23 billion by 2010.

About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
FOR FURTHER INFORMATION PLEASE CONTACT:
WEX Pharmaceuticals Inc.
Dr. Bin Huang
President & CEO
(604) 683-8880 or Toll Free: 1-800-722-7549
Website: www.wexpharma.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer